Könyvvizsgálói jelentés

A Genetic Immunity Kft (továbbiakban: GI Kft) licencének piaci értéken történő értékeléséről

A GI Kft, mint Megbízó (székhely: 1045 Budapest, Berlini út 47-49, 7.ép. II.emelet, cégj.sz: 01-09-735538) a piaci áron történő értékelést kérte 2013. 12.31. időpontra, a fenti eszköz (terápiás vakcina gyártásának licence) vonatkozásában.

A GI Kft vezető terméke a DermaVire, egy HIV ellenes immunterápia. A jelenlegi HIV gyógyszerek rendszeres szedésük mellett csökkentik ugyan a vérben kimutatható vírusszámot, de ezt nem az immunrendszer által hozott „természetes" védelemmel, hanem vegyi úton érik el. A DermaVir az első olyan HIV terápia, amely képes HIV-specifikus immunválasz kiváltására és már humán kísérleteken is több alkalommal bizonyított.

A GI Kft által fejlesztett személyre szabott immunterápia értékét 2018-ra mintegy 18 milliárd USD-ra becsülik a külföldi szakértők.

Az EU-ban és az USA-ban lebonyolított három klinikai vizsgálat egybehangzóan bizonyította, hogy a DermaVir alkalmazása mellékhatásoktól mentes. A tapasz alkalmazásához az ideális hatóanyag mennyiség is kialakításra került. A jelenlegi információk alapján évente 4 kezeléssel hatékonyan csökkenthető a vérben kimutatható HIV vírusok száma.

Az Európai Gyógyszer Engedélyező Hatóság (European MEdicine Agency, EMA, London, UK) jelenleg is érvényes szabályai szerint azok a bevezetés előtt álló termékek, melyek sikeres Fázis II után vannak, megfelelő a toxicitási profiljuk, valamint a klinikai adatok alapján a hatásosságuk megállapítható, sikerrel kérhetik a Feltételes Piaci Forgalmazási Engedélyt (Conditional Marketing Approval, CMA). Ez lehetővé teszi a termék piaci feltételek szerinti értékesítését, és a tapasztalatok alapján dönt a Hatóság a végleges engedély megadásáról.

Az USA-ban a Food and Drug Administration (FDA) hasonló alapvetések megléte esetén a 2011-ben kiadott Innovation Act alapján jogosult az „Áttörő Jelentőségű Terápia" (Breakthrough Therapy Designation) megjelölés kiadására, melynek birtokában az eddigi tapasztalatok alapján a cégek gyorsított piaci engedélyezési folyamaton mehetnek keresztül.

Mind az EMA és az FDA szakembereivel folytatott előzetes megbeszélések során a szervezetek támogatásukról biztosították a DermaVir fejlesztését és piaci engedélyezését. A jelenlegi helyzetben a GI Kft mindkét piacon el kívánja indítani az engedélyezési folyamatot, ebből jelenleg az USA piacon vannak már megtett lépések. Az FDA-vel való kommunikációhoz hatósági szakértőt bízott meg a cég, akik több évtizedes szakmai

múltjukkal vállalták az ügyvitelt. Fentiekből az valószínűsíthető, hogy a cég pozitív elbírálás esetén még 2014-ben megkaphatja a Breakthrough Therapy megjelölést, és megkezdődhet a piaci engedélyeztetés.

A GI Kft ezt követően tervezi az EU-beli engedélyeztetési folyamat megindítását.

A piaci értékelés alapját egy konzervatív becslés adja, mely a 5% alatti piaci részesedéssel számol az engedélyeztetést követően. A valós tapasztalatok azt mutatják, hogy a HIV fertőzöttek 1/3-a kipróbálja a piacra bevezetett új gyógyszereket.
A tervezett árbevételt (2015-2017 évekre 215,67 HUF/USD árfolyamon számolva) és 28%-os megtérülést figyelembe véve a diszkontált cash-flow módszerrel történő számolás alapján a licenc értéke a kérdéses időpontra vetítve 5.349.268 eFt összeget ért el.

Az 540. témaszámú könyvvizsgálati standard útmutatásait követve a licenc piaci értékét 5.349.268 eFt összegben, mint legmagasabb értékben javaslom meghatározni.

A jelentésünk alapjául szolgáló kimutatásokat áttekintettük, amely alapján a piaci részesedésben szignifikáns eltérés nem mutatható ki. A befektetések a korábbi értékeléshez képest csökkentek, mivel a Breakthrough Therapy beadvány beadása hatósági díjaktól mentes. A korábbiakhoz képest így csökkent a felvállalandó költségek mértéke is, mely a kimutatásokban változatlan cash-flow szint elérését teszi lehetővé. A korábbi értékelés korrekcióját kizárólag az USD/HUF árfolyamváltozás miatt kellett eszközölni.

Győr, 2014. március 24.

ÁMON & CO. KFT GYŐR

Ámon Pál Heiling ügyvezető
Ámon & Co Gazdasági Tanácsadó KFT
9028. Győr Pándzsa u. 37. sz.
Nyilvántartásba-vételi szám: 001652

Ámon Pál Heiling
Kamaraitag könyvvizsgáló
Kamarai tagsági száma: 004989